Alaska Communications Systems Group, Inc. (“ACS”)
Ms. Liane Pelletier (“Executive”)
Amended and Restated Executive Employment Agreement (“Agreement")

1.	Effective Date: September 22, 2008.

2.	Positions & Titles: Executive shall continue as Chairman of the ACS Board of Directors (“Board"), President, and Chief Executive Officer of ACS.

3.	Responsibilities: Executive shall be responsible for the general oversight and management of ACS, including overall business strategy, all operating units, operating plans and financial performance.

4.	Reporting: As President and Chief Executive Officer, Executive shall report to the Board and shall have all other members of executive management of ACS reporting to her.

5.	Location: Anchorage, Alaska.

6.	Term: Through April 1, 2011; provided, the Term shall be extended for successive one-year periods thereafter unless 90 days prior to the last day of the then-existing initial or extended Term either party gives the other party written notice that the Term shall not be so extended.

7.	Retention Bonus: 100,000 fully vested restricted stock units: On the Effective Date, Executive shall be granted 100,000 restricted stock units (“RSUs”), in accordance with the form of restricted stock unit previously presented to Executive. The RSUs shall be fully vested and nonforfeitable on the date of grant and shall be payable on July 31, 2009 with one share of common stock of ACS for each vested RSU; provided, if the stockholders of ACS have not approved the issuance of common stock pursuant to the grant on or prior to the date the RSUs are payable hereunder, the RSUs shall be paid to Executive in a cash lump sum in an amount equal to 100,000 multiplied by the Fair Market Value (as defined under the ACS 1999 Stock Incentive Plan (the “1999 Plan”)) of one share of ACS common stock on July 30, 2009. For the avoidance of doubt, Executive acknowledges that the RSUs shall not be issued under the 1999 Plan and shall not be settled in shares of the Company’s common stock absent stockholder approval thereof.

Dividend-Equivalent Payments: In addition, on July 31, 2009, Executive shall receive a cash lump sum payment of dividend-equivalents in an amount equal to 100,000 multiplied by the sum of all cash dividends declared on one share of ACS common stock from September 12, 2008 through July 31, 2009 or, if earlier, through the date of a Triggering Event (as defined below).

Taxes: All amounts paid with respect to the RSUs and dividends thereon shall be subject to applicable tax withholding to be deducted from the shares of common stock or cash payment(s), as the case may be.

Section 409A; Termination; Change of Control: For purposes hereof, the RSUs and the dividend-equivalents thereon shall be independent instruments and constitute separate payments for purpose of Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended. The foregoing payment timing to the contrary notwithstanding, the RSUs and dividend-equivalents thereon shall be immediately payable upon (i) a termination of Executive’s employment for any reason (in shares of ACS common stock or cash, as the case may be, as provided above), provided that such termination constitutes a separation from service within the meaning of Section 409A(2)(A)(i) or (ii) the occurrence of a Change of Control (defined below) (in shares of ACS common stock or cash, as the case may be, as provided above), provided such Change of Control constitutes a change of ownership or effective control of ACS or of a substantial portion of the assets of ACS within the meaning of Section 409A(2)(A)(v) and the Treasury Regulations thereunder (each such event under clauses (i) and (ii) a “Triggering Event”).

8.	Annual Cash and Stock Compensation: Base Salary of $550,000 per fiscal year (“Base Salary”) beginning on the Effective Date, payable (i) $500,000 in cash in regular payroll installments and (ii) $50,000 in restricted stock (based on the Fair Market Value of ACS common stock on the first day of the applicable fiscal year), except that the first such grant shall be in the amount of $37,500 for the fiscal year ending December 31, 2008 and shall be awarded on the Effective Date (based on the Fair Market Value on the Effective Date) pursuant to the 1999 Plan (or any successor plan) and vesting and becoming unrestricted on the last day of the applicable fiscal year; provided, in the event of a termination of Executive’s employment for any reason prior to the last day of the applicable fiscal year, the restricted stock shall vest and all restrictions shall immediately lapse pro rata based on the fraction the numerator of which is the number of days employed during the applicable fiscal year and the denominator of which is 365 (except that, for 2008, any such proration is measured from April 1, 2008). In addition, Executive shall be entitled to an annual bonus in the target amount of $550,000 based on achieving 100% of targeted performance objectives. The actual bonus paid for any fiscal year (see below) could range from 0% to 300% of Base Salary based on the achievement of performance objectives determined by the Board or a designated committee of the Board in consultation with Executive for each fiscal year and subject to the payment timing and other terms of the applicable annual bonus plan. To be eligible for a bonus in respect of any Executive’s performance in any fiscal year, Executive must be actively employed by ACS and in good standing on the date ACS’s independent public accouting firm issues its final audit report pertaining to such fiscal year’s financial statements.

9.	Equity Package: 2008 Grant of 500,000 Stock Appreciation Rights: On Effective Date, Executive shall be granted stock appreciation rights with respect to 500,000 shares of ACS common stock under the 1999 Plan (“2008 SARs”), such 2008 SARs to be settled in shares of ACS common stock (net of minimum withholding tax, as Executive may elect), to have a base price equal to the Fair Market Value of ACS common stock on the Effective Date, to have a term of five (5) years, and to vest and be exercisable as to 50% of the 2008 SARs on the date of grant and as to the other 50% of the 2008 SARs on April 1, 2009 or to vest and be exercisable in full immediately prior to a Change of Control, whichever is earlier. The 2008 SARs shall be subject to the terms of an award agreement to be provided to Executive. The foregoing to the contrary notwithstanding, in the event of a termination of Executive’s employment by ACS without Cause, by Executive for Good Reason or due to Executive’s Disability or death (such capitalized terms as are defined below) the unvested 2008 SARs shall vest and be exercisable pro rata based on the fraction the numerator of which is the number of days employed since April 1, 2008 and the denominator of which is 365.

2009 Grant of 500,000 Stock Appreciation Rights: On January 2, 2009, Executive shall be granted stock appreciation rights with respect to 500,000 shares of ACS common stock under the 1999 Plan (“2009 SARs”), such 2009 SARs to be settled in shares of ACS common stock (net of minimum withholding tax, as Executive may elect), to have a base price equal to the Fair Market Value of ACS common stock on the date of grant, to have a term of five (5) years, and to vest as to 50% of the 2009 SARs on April 1, 2010 and as to the other 50% of the 2009 SARs on April 1, 2011 or, to vest and be exercisable in full immediately prior to a Change of Control, whichever is earlier. The 2009 SARs shall be subject to the terms of an award agreement to be provided to Executive. The foregoing to the contrary notwithstanding, in the event of a termination of Executive’s employment by ACS without Cause, by Executive for Good Reason or due to Executive’s Disability or death (such capitalized terms as are defined below) the 2009 SARs shall vest and be exercisable (including such 2009 SARs as had become vested and exercisable previously) pro rata based on the fraction the numerator of which is the number of days employed since April 1, 2008 and the denominator of which is 1,095.

Termination; Change of Control Prior to Grant of 2009 SARs: Upon the occurrence of a Triggering Event at any time prior to the grant of the 2009 SARs, Executive shall receive an immediate cash lump sum payment in an amount equal to the Vested Portion multiplied by the Triggering Event Spread Value. The “Vested Portion” is the number of 2009 SARs that would have vested upon the occurrence of the Triggering Event had the 2009 SARs been awarded on the Effective Date (and not on January 2, 2009) in accordance with the provisions of the immediately preceding paragraph. The “Triggering Event Spread Value” equals the positive difference (if any) between the Fair Market Value of one share of ACS common stock on the date of the Triggering Event minus the Fair Market Value of one share of ACS common stock on the Effective Date.

Contingent 2009 Make-Whole Restricted Stock Award: On January 2, 2009, Executive shall be granted such positive number of shares of ACS restricted stock pursuant to the 1999 Plan as equals (i) the Contingent Spread Value multiplied by (ii) the quotient of (x) 500,000 and (y) the Fair Market Value of one share of ACS common stock on January 2, 2009 (“2009 Restricted Stock”). The “Contingent Spread Value” equals the positive difference (if any) between the Fair Market Value of one share of ACS common stock on January 2, 2009 minus the Fair Market Value of one share of ACS common stock the Effective Date. If so granted, the 2009 Restricted Stock will vest and become unrestricted as to 50% of the shares on April 1, 2010 and as to the other 50% of the shares on the April 1, 2011 and upon vesting shall be subject to minimum withholding tax as Executive may elect. Executive shall receive all ordinary and extraordinary dividends on the 2009 Restricted Stock from and after the date of grant as and when such dividends are paid to stockholders. The shares comprising the 2009 Restricted Stock shall not have voting rights until restrictions lapse on such shares. The 2009 Restricted Stock shall be subject to the terms of an award agreement to be provided to Executive. The foregoing to the contrary notwithstanding, in the event of a termination of Executive’s employment by ACS without Cause, by Executive for Good Reason or due to Executive’s Disability or death the 2009 Restricted Stock shall vest and become unrestricted (including such number of shares as had become vested previously) pro rata based on the fraction the numerator of which is the number of days employed since April 1, 2008 and the denominator of which is 1,095.

Executive shall be eligible to participate in the ACS Lead Team Equity Program (the “ACS LTE Program”) with a target grant of $1,100,000, to be paid 50% in the form of a restricted stock grant and 50% in the form of LTIP restricted stock, subject to the same terms and provisions of the ACS LTE Program as apply to other senior leadership team members receiving such awards; provided, unless more favorable terms are provided to the senior leadership team, (x) the restricted stock shall vest on the fifth anniversary of the grant date, subject to accelerated vesting of one-third of the grant in respect of performance during each of the first three years ending during the vesting period based on the achievement of performance goals, established by the Board, for such year and (y) the LTIP restricted stock shall vest on the fifth anniversary of the grant date subject to accelerated vesting of the entire grant based on the achievement of cumulative performance goals, established by the Board in respect of performance during the first three fiscal years ending during the vesting period.

2008 Grant of $1,650,000 of Performance Share Units: On the Effective Date, pursuant to the Project Blue long-term performance program for executives, Executive shall be granted such number of performance share units (“PSUs”) under the 1999 Plan, as amended, as equals (i) $1,650,000 divided by (ii) the Fair Market Value on August 1, 2008, which PSUs shall be earned and vested upon the attainment of performance goals established by the Board and set forth in the award agreement. If such performance goals are not attained, the Compensation and Personnel Committee, in its discretion, may deem a lesser number of such performance share units (which may be zero) to have been earned and vested at the completion of the performance period. The performance period shall commence on August 1, 2008 and end on December 31, 2009. The performance shares shall be subject to the terms of an award agreement to be provided to Executive. The performance shares shall vest on the last day of the performance period provided Executive is continuously employed through the date of vesting; provided, in the event of a termination of Executive’s employment by ACS without Cause, by Executive for Good Reason or due to Executive’s Disability or death the performance shares shall continue to vest and be payable, to the extent of attainment of the performance goals, as if Executive’s employment had not terminated. In the event of a Change of Control prior to the last day of the performance period, the performance shares shall be deemed earned and vested to the extent of the attainment of performance as determined by the Compensation and Personnel Committee prior to consummation of such Change of Control (with equitable adjustment of the performance goals due to the truncation of the performance period occurring upon such Change of Control).

10.	Additional Benefits: Executive shall participate in ACS’s health and other benefit plans and programs for senior executives and be covered under ACS’s D&O insurance and corporate indemnification policies, subject to the terms and conditions of those respective plans and programs. Executive shall be entitled to four (4) weeks of paid vacation each calendar year (prorated for any partial calendar years). ACS shall reimburse Executive for her reasonable legal and other professional fees incurred in connection with the negotiation and documentation of this Agreement, up to a maximum of $20,000.

11.	Severance: Except as provided under a Change of Control below, if ACS terminates Executive’s employment for Cause, Executive shall not be entitled to any severance payments or benefits, except such compensation and benefits that have accrued before the date of termination. In the event ACS terminates Executive’s employment on an involuntary basis for reasons other than a Board determination of Cause or other than a termination for death or Disability, or Executive terminates her employment for Good Reason (as defined), Executive shall be entitled to receive the following from ACS (i) $1,100,000, payable in a lump sum within 60 days of her termination date; unless required to later paid in accordance with Section 16 hereof as a result of Section 409A of the Code (the “Severance Amount”).(ii) any unpaid bonus from the previously completed fiscal year, payable when bonuses are paid to other senior executives of ACS for such fiscal year; (iii) receive a pro rata bonus (of the amount actually earned) for the year of termination, payable solely when, as and if bonuses are paid to other senior executives of ACS for such year; (iv) become vested in such number of the unvested 2008 SARs and the 2009 SARs as is respectively provided in Paragraph 9, above, (v) receive the payment of all premiums for COBRA health insurance coverage for herself and her eligible dependents for up to the eighteen- (18) month period following such termination, provided she properly elects such coverage and subject to all other terms and conditions of such coverage; and (vi) be entitled to $50,000 for relocation expenses (plus any income tax gross-up); payable in a lump-sum within 60 days of her termination date (unless required to later paid in accordance with Section 16 hereof as a result of Section 409A of the Code); provided, hoewever, this relocation benefit shall not apply if Executive accepts employment with another company during the term of this Agreement (collectively with the Severance Amount, “Severance Benefits”). Executive understands that her entitlement to the Severance Benefits provided above is conditioned upon Executive’s execution, timely delivery and non-revocation of a general release in favor of ACS (which ACS shall tender to Executive within 15 days after such termination and Executive shall sign and deliver to ACS within 45 days after such termination) and its affiliates. Executive shall also provide transition assistance as reasonably requested by the Board. The severance benefits provided under this Agreement shall be the only severance benefits to which the Executive is entitled. ACS may offset against the Severance Payment any amounts then owed by Executive. Executive understands that no Severance Benefits (other than the relocation benefits described in clause (v) above) are payable if her employment terminates in accordance with Section 6 at the close of business on April 1, 2011 (or such later date as the Term of employment may be extended as provided above).

12.	Change of Control: In the event of a termination of Executive’s employment by ACS without Cause or by Executive for Good Reason (i) prior to and in connection with a Change of Control or (ii) within 24 months after a Change of Control, Executive shall be entitled to Severance Benefits pursuant to the applicable terms and conditions set forth in Paragraph 11 above (including but not limited to the timely delivery and non-revocation of a general release in favor of ACS and its affiliates), except that the “Severance Amount” shall be equal to four times (4x) Executive’s Base Salary, payable in a lump sum within 60 days of her termination date.

Additionally, in the event of a qualifying termination pursuant to this Paragraph 12 above, Executive shall be entitled to the benefits set forth on Attachment A hereto.

13.	No Conflicts: Executive represents and warrants that she is not a party to any agreement or arrangement that would limit in any manner her ability to perform her duties for ACS.

14.	Taxes Except as expressly set forth in this Agreement to the contrary, the Company may withhold applicable taxes from all payments and benefits hereunder. Subject to the terms of Attachment A and Section 11 of this Agreement, Executive acknowledges and agrees that she shall be responsible for any and all taxes arising from any payments or benefits provided under this Agreement.

15.	Certain Definitions: For purposes of this Agreement, the following definitions shall apply:

(a)	“Cause” shall mean that the Executive: (i) willfully fails to comply with lawful directions of the Board after written notice from the Board; (ii) willfully makes a material misrepresentation to the Board; (iii) commits fraud, misappropriation or embezzlement against ACS or engages in willful misconduct materially adverse to ACS; (iv) is charged with or convicted of (or pleads guilty or no contest to) a felony or other crime involving moral turpitude; provided that if the Executive has been terminated ostensibly for Cause because she has been charged with a crime described above, and she is not convicted of, or does not plead guilty or no contest to, such crime or a lesser offense (based on the same operative facts), such termination shall be then recharacterized as a termination without Cause (and Executive’s rights related therero shall attach), (v) commits material acts of dishonesty or unethical conduct related to the business of the company or its relationships with employees, suppliers, contractors, customers, or others with whom the company does business; (vi) commits any other act, course of conduct, or omission that has or is reasonably likely to have a material adverse effect on the company, its business or financial position, or its goodwill or reputation; or (vii) commits a material breach of this Agreement (other than due to physical or mental illness) that is not cured, to the extent deemed capable of cure by the Board in its reasonable discretion, within thirty (30) days after receiving written notice from the Board (for purposes of this clause (a) and Paragraph 11 (“Severance”); “Board” shall include the Executive Committee of the Board or such other committee or Board members designated by the Board); and for such purpose, such lawful directions include Executive’s obligation, in carrying out her duties as President and Chief Executive Officer of the Company, to adhere to the Company’s Corporate Governance Principles, as approved by the Board, as such principles pertain to the division of responsibility of the Board and management, the Company’s Certificate of Incorporation and Bylaws, the lawful resolutions of the Board of Directors, and the Delaware General Corporation Law, in each case, as may be amended from time to time (“Corporate Governance Principles”).

(b)	“Good Reason” shall mean: (i) the material diminution of, Executive’s position, including authorities, duties, title, offices, or responsibilities (including reporting responsibilities) (except as required by applicable law or regulation); (ii) the failure to retain Executive in the position of Chairman of the Board; or (iii) the transfer, without the Executive’s concurrence, of her principal place of employment to a geographic location more than 100 miles from her principal place of employment, provided that Executive gives written notice to ACS within 30 calendar days of the initial existence of any of the foregoing conditions and that ACS does not remedy such condition within 30 calendar days after receipt of such notice.

(c)	“Change of Control” shall mean (i) the acquisition by any person or group of a majority or more of ACS’ outstanding voting securities or (ii) any sale, lease, exchange or other transfer in one transaction or a series of related transactions comprising all or substantially all of the assets of ACS and its operating subsidiaries, or any plan for the liquidation or dissolution of ACS.

(d)	“Disability” shall mean that for 180 days in any 365-day period Executive is incapable of substantially fulfilling the duties of her position because of physical, mental or emotional incapacity resulting from injury, sickness, or disease.

(e)	“Powers Reserved to the Board” shall mean actions that require Board approval for management to undertake as delineated in the Corporate Governance Principles, above.

16.	Section 409A: Except respecting the RSUs and dividend-equivalents thereon, this Agreement and the payments hereunder are intended to qualify for the short-term deferral or involuntary separation from service exception, including the safe harbor thereunder, to Section 409A, as described in Treasury Regulation Sections 1.409A-1(b)(4) and -1(b)(9). To the extent the requirements of Sections 409A(a)(2), (3) and (4) are applicable to this Agreement, this Agreement is intended to comply with Section 409A. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions, so as to avoid subjecting Executive to any additional tax or accelerated income recognition under Section 409A. Without limiting the generality of the foregoing, to the minimum extent required in order to comply with Section 409A, amounts that would otherwise be payable under this Agreement during the six-month period immediately following Executive’s “separation from service” (as defined by Section 409A) shall instead be paid on the first business day after the six-month period following such date, together with interest at the Prime Rate (under The Wall Street Journal, electronic edition) as then in effect. If any of the Severance Benefits, including Change of Control payments, are subject to Section 409A of the Code, Executive shall be entitled to any such Severance Benefits only if the general release described in Paragraphs 11 and 12 above has been executed, is effective and the applicable revocation period has expired no later than the date as of which such Severance Benefits are to be paid or provided pursuant to this Agreement and if such requirements are not satisfied, Executive shall not be entitled to any such Severance Benefits.

17.	Miscellaneous: Executive’s employment by ACS is “at will” and nothing in this Agreement (including Attachment A attached hereto shall be interpreted to imply otherwise. This Agreement is to be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. All disputes between ACS and Executive (whether contractual or otherwise, including, without limitation, disputes relating to or arising under or by reason of this Agreement or the other agreements referred to herein) must be resolved by binding confidential arbitration held in a major metropolitan location (selected by the Board) in proximity to ACS’s then headquarters. The Company shall pay all of the costs of such arbitration. Each party shall pay her or its own attorneys fees and costs. Such arbitration shall be conducted in accordance with the rules of the Commercial Panel of the American Arbitration Association (the “AAA”) and not in accordance with the Employment Dispute Resolution Rules of the AAA, and judgment on the award rendered in such arbitration may be entered in any court having jurisdiction. The arbitrator shall have no authority to award punitive or exemplary damages and the parties waive, to the full extent permitted by law, any right to recover such damages in such arbitration. Nothing in this Agreement shall restrict the right of ACS or its affiliates to seek injunctive relief arising out of any violation by the Executive of the Agreement on Confidentiality, Trade Secrets and Restrictive Covenants. This Agreement is intended by ACS and Executive to be a binding and completely integrated agreement superseding all prior and contemporaneous promises, representations, offers, contracts, and agreements among ACS and Executive with respect to the subject matter addressed herein. This Agreement may not be amended except in a writing executed by Executive and a duly authorized officer of ACS. This Agreement shall only be binding on ACS and Executive if and when both ACS and Executive execute the Agreement by signing below, or when both parties have executed the Agreement in counterparts. For purposes of this Paragraph 16 (“Miscellaneous”) and the general release referred to in Paragraph 11 (“Severance”) above, the term “ACS” includes Alaska Communications Systems Group, Inc., its subsidiaries, affiliates and related entities, (collectively, the “Related Entities”), and all partners, members, directors, employees, shareholders, affiliates and agents of ACS, or any other Related Entities. Absent any such other agreements that shall be entered into, this Agreement shall be binding. In the event of any inconsistency between this Agreement and any other plan, program, practice or agreement in which Executive and the Company are parties, this Agreement shall control.

18.	Indemnification: The Company shall at all times continue to indemnify Executive for her acts and omissions as an officer, employee and member of the Board to the maximum extent provided under the Company’s charter, by-laws and applicable law. The Company shall continue to insure Executive, at all times for which she may be subject to liability for all such acts and omissions, under any contract of directors and officers liability insurance coverage in force at any time for members of the Board.

IN WITNESS WHEREOF, each of ACS and the Executive have executed this Agreement on September 22, 2008, the Effective Date.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

/s/ Liane Pelletier	By:_/s/ Gary R. Donahee

Liane Pelletier	Gary R. Donahee Chairman, Compensation & Personnel Committee of the Board of Directors

Accepted and agreed, as duly authorized:

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

By:_/s/ Timothy R. Watts
Timothy R. Watts
Corporate Secretary

ATTACHMENT A

Excise Tax

1. If it is determined that any amount, right or benefit paid or payable (or otherwise provided or to be provided) to Executive by the Company or any of its affiliates under this Agreement or any other plan, program or arrangement under which Executive participates or is a party, other than amounts payable under this Attachment A, (collectively, the “Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (“Code”), subject to the excise tax imposed by Section 4999 of the Code, as amended from time to time (the “Excise Tax”), Executive shall be entitled to receive an additional payment from the Company (a “Gross-Up Payment”) in an amount such that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes) imposed on the Gross-Up Payment, including, without limitation, any income and employment taxes and Excise Tax thereon, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

2. All determinations required to be made under this Attachment A, including the amount of any such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an independent, nationally recognized accounting firm mutually acceptable to the Company and Executive (the “Auditor”). The Auditor shall promptly provide detailed supporting calculations to both the Company and Executive following any determination that a Gross-Up Payment is necessary. All fees and expenses of the Auditor shall be paid by the Company. Any Gross-Up Payment, as determined pursuant to this Attachment A, shall be paid by the Company to Executive within five (5) days after the later of the receipt of the Auditor’s determination and the date when the Excise Tax is deducted and withheld pursuant to Section 4999 of the Code. All determinations made by the Auditor shall be binding upon the Company and Executive; provided that if, notwithstanding the Auditor’s initial determination, there is a final, adverse determination by the Internal Revenue Service (or other applicable taxing authority) that an additional Excise Tax is due with respect to the Payments, then the Auditor shall recalculate the amount of the Gross-Up Payment Amount, if applicable, based upon such adverse determination made by the Internal Revenue Service (or other applicable taxing authority) after taking into account any additional interest and penalties (the “Recalculated Amount”) and the Company shall pay to Executive the excess of the Recalculated Amount over the Gross-Up Payment initially paid to Executive within five (5) days of the receipt of the Auditor’s recalculation the Gross-Up Payment.

3. Without limiting any earlier payment provided under this Attachment A, the Gross-Up Payment (or Gross-Up Payments, if applicable) payable to Executive under this Attachment A shall be paid to her not later than the last day of Executive’s taxable year following the taxable year in which Executive remits the taxes owed by her that result in the obligation of the Company to pay her such Gross-Up Payment.